EXHIBIT 11

Statement of Computation of Per Share Earnings

Set forth below are the bases for the computation of earnings per share for the periods shown.

	Three Months Ended
	December 31,
	2009	2008
Earnings Per Common Share
Basic	$0.07	$0.03
Average Shares Outstanding - Basic	7,681,877	7,660,526
Diluted	$0.07	$0.03
Average Shares Outstanding (including dilutive effect of stock options)	7,709,076	7,723,711

	Fiscal Year Ended
	December 31,
	2009	2008
Earnings Per Common Share
Basic	$0.15	$0.27
Average Shares Outstanding- Basic	7,668,562	7,642,775
Diluted	$0.15	$0.27
Average Shares Outstanding (including dilutive effect of stock options)	7,696,822	7,738,604